Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT
50350 KUALA LUMPUR, MALAYSIA
TEL: (603) 26914122 FAX: (603) 26987398
Website: www.simedarby.com

RECEIVED
2007 APR -4 P 2:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LETTER FOR MAINTENANCE OF EXEMPTION

3 April 2007

07022941

Securities and Exchar
Office of International
Division of Corporatic
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 001-202-772-9207/BY MAIL
No. of Pages : 25

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

We enclose for your attention, the following announcements to Bursa Malaysia Securities Berhad so as to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

No.	Subject	Date Released
1	Changes in the interest of Employees Provident Fund Board, a substantial shareholder.	20.03.2007 (2 sets), 23.03.2007, 27.03.2007, & 29.03.2007
2	Changes in the interest of Amanah Raya Nominees (Tempatan) Sdn Bhd - Skim Amanah Saham Bumiputera, a substantial shareholder.	20.03.2007, 23.03.2007, 27.03.2007 & 29.03.2007
2	Acquisition of a new subsidiary - Sime Darby Catering Services Sdn Bhd.	21.03.2007
5	Changes in Director's Interest Pursuant to Section 135 of the Companies Act 1965.	21.03.2007
6	Acquisition of a new subsidiary- Sime Darby Overseas (HK) Limited.	27.03.2007
7	Disposal of SimeLease (Malaysia) Sdn Bhd.	28.03.2007
8	Incorporation of a new subsidiary - OCI Management Pty Ltd.	29.03.2007
9	Acquisition of a new subsidiary - Sime Darby Brunsfield Project Management Sdn Bhd.	29.03.2007

PROCESSED
APR 3 0 2007
THOMSON FINANCIAL

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

dlw 4/26

c.c. Ms. Violet Pagan Fax No. 1 (212) 571 3050/ 3051/ 3052
The Bank of New York

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 20/03/2007 06:10:22 PM
Submitted by S DARBY on 20/03/2007 06:16:07 PM
Reference No SD-070319-EC83D

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :

Employees Provident Fund Board
(Acquisition of 1,153,300 shares
Disposal of 289,700 shares)

Nomura Asset Management (S'pore) Sdn Bhd
(Disposal of 500,000 shares)

SBB Asset Management Sdn Bhd
(Acquisition of 2,315,600 shares)

CMS Dredsner Asset Management Sdn Bhd
(Disposal of 600,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 09/03/2007	* 1,138,300	
Acquired	09/03/2007	1,107,000	
Disposed	09/03/2007	289,700	
Disposed	09/03/2007	600,000	
Disposed	09/03/2007	380,000	
Acquired	12/03/2007	15,000	
Acquired	12/03/2007	1,208,600	
Disposed	12/03/2007	120,000	

* Circumstances by reason of which change has occurred	:	Acquisition and disposal of shares by the Employees Provident Fund Board and its Portfolio Managers.
* Nature of interest	:	Direct
Direct (units)	:	378,951,555
Direct (%)	:	15.09
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	378,951,555
* Date of notice	:	12/03/2007
Remarks	:	

The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 20th March 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 20/03/2007 06:10:20 PM
Submitted by S DARBY on 20/03/2007 06:16:27 PM
Reference No SD-070320-EC5AA

Submitting Merchant Bank (If applicable) :
Submitting Secretarial Firm Name (If applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :

Employees Provident Fund Board
(Acquisition of 2,000,000 shares
Disposal of 350,000 shares)

SBB Asset Management Sdn Bhd
(Acquisition of 902,200 shares)

AmInvestment Management Sdn Bhd
(Acquisition of 220,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 13/03/2007	* 350,000	
Acquired	13/03/2007	902,200	
Acquired	14/03/2007	2,000,000	
Acquired	14/03/2007	220,000	

* Circumstances by reason of which change has occurred	:	**Acquisition and disposal of shares by the Employees Provident Fund Board and its Portfolio Managers.**
* Nature of interest	:	**Direct**
Direct (units)	:	**381,723,755**
Direct (%)	:	**15.2**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**381,723,755**
* Date of notice	:	**14/03/2007**

Remarks :

The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 20th March 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 23/03/2007 06:31:54 PM
Reference No SD-070323-9483D

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

Particulars of substantial Securities Holder

*	Name	: Employees Provident Fund Board
*	Address	: Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
*	NRIC/passport no/company no.	: EPF ACT 1991
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary shares of RM0.50 each
*	Name & address of registered holder	:

PHEIM Asset Management Sdn Bhd
(Disposal of 550,000 shares)

Employees Provident Fund Board
(Acquisition of 1,460,500 shares
Disposal of 444,100 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 14/03/2007	* 254,500	
Disposed	15/03/2007	295,500	
Acquired	15/03/2007	1,000,000	
Acquired	16/03/2007	460,500	
Disposed	16/03/2007	444,100	

* Circumstances by reason of which change has occurred : Acquisition and disposal of shares by the Employees Provident Fund Board and its Portfolio Managers.

* Nature of interest	:	Direct
Direct (units)	:	382,190,155
Direct (%)	:	15.22
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	382,190,155
* Date of notice	:	16/03/2007

Remarks :
The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 23rd March 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 27/03/2007 05:41:08 PM
Reference No SD-070327-F28FB

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Employees Provident Fund Board
* Address	:	Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
* NRIC/passport no/company no.	:	EPF ACT 1991
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

Alliance Capital Asset Management Sdn Bhd
(Acquisition of 250,000 shares)

Employees Provident Fund Board
(Acquisition of 58,700 shares
Disposal of 3,265,000 shares)

CIMB-Principal Asset Management Sdn Bhd
(Acquisition of 380,700 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 06/02/2007	* 250,000	
Acquired	19/03/2007	58,700	
Disposed	19/03/2007	1,000,000	
Disposed	20/03/2007	2,265,000	
Acquired	20/03/2007	380,700	

* Circumstances by reason of which change has occurred	:	Acquisition and disposal of shares by the Employees Provident Fund Board and its Portfolio Managers.
* Nature of interest	:	Direct
Direct (units)	:	379,614,555
Direct (%)	:	15.11
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	379,614,555
* Date of notice	:	20/03/2007

Remarks :
The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 26th March 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 29/03/2007 05:24:02 PM
Reference No SD-070329-33366

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Employees Provident Fund Board
* Address	:	Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
* NRIC/passport no/company no.	:	EPF ACT 1991
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

Employees Provident Fund Board
(Disposal of 3,984,700 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 21/03/2007	* 1,984,700	
Disposed	22/03/2007	2,000,000	

* Circumstances by reason of which change has occurred	:	Disposal of shares by the Employees Provident Fund Board.
* Nature of interest	:	Direct
Direct (units)	:	375,629,855
Direct (%)	:	14.95
Indirect/deemed interest (units)	:	

Indirect/deemed interest (%)	:	
• Total no of securities after change	:	375,629,855
• Date of notice	:	22/03/2007
Remarks	:	

The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 29th March 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 20/03/2007 06:10:18 PM
Submitted by S DARBY on 20/03/2007 06:16:20 PM
Reference No SD-070319-09E2E

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
* Address	:	Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur
* NRIC/passport no/company no.	:	434217-U
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 12/03/2007	* 2,000,000	
Acquired	13/03/2007	1,004,200	
Acquired	14/03/2007	2,295,800	

* Circumstances by reason of which change has occurred	:	Acquisition of shares by the Company
* Nature of interest	:	Direct
Direct (units)	:	776,422,432
Direct (%)	:	30.91

Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	776,422,432
* Date of notice	:	14/03/2007

Remarks :
The notices of change in substantial shareholding were received from Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera on 19th and 20th March 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 23/03/2007 06:32:00 PM
Reference No SD-070323-9E529

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
* Address : Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : 434217-U
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :
Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 15/03/2007	* 1,209,200	
Acquired	16/03/2007	250,500	

* Circumstances by reason of which change has occurred : Acquisition of shares by the Company
* Nature of interest : Direct
Direct (units) : 777,882,132
Direct (%) : 30.97
Indirect/deemed interest (units) :

Indirect/deemed interest (%)	:	
* Total no of securities after change	:	777,882,132
* Date of notice	:	16/03/2007

Remarks :

The notices of change in substantial shareholding were received from Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera on 22nd March 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act, 1965

Submitted by S DARBY on 27/03/2007 05:41:07 PM
Reference No SD-070327-ECC03

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
* Address : Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : 434217-U
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :
Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 19/03/2007	* 7,873,900	
Acquired	20/03/2007	2,900,000	
Acquired	21/03/2007	4,750,000	

* Circumstances by reason of which change has occurred : Acquisition of shares by the Company
* Nature of interest : Direct
Direct (units) : 793,406,032
Direct (%) : 31.58
Indirect/deemed interest (units) :

Indirect/deemed interest (%)	:	
* Total no of securities after change	:	793,406,032
* Date of notice	:	21/03/2007

Remarks :
The notices of change in substantial shareholding were received from Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera on 26th and 27th March 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 29/03/2007 05:24:01 PM
Reference No SD-070329-2EAA8

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
* Address : Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : 434217-U
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :
Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 22/03/2007	* 6,702,300	

* Circumstances by reason of which change has occurred : Acquisition of shares by the Company
* Nature of interest : Direct
Direct (units) : 800,108,332
Direct (%) : 31.85
Indirect/deemed interest (units) :

Indirect/deemed interest (%)	:	
* Total no of securities after change	:	800,108,332
* Date of notice	:	22/03/2007
Remarks	:	

The notice of change in substantial shareholding was received from Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera on 29th March 2007.

Form Version 2.0
General Announcement
Submitted by S DARBY on 21/03/2007 06:45:43 PM
Reference No SD-070314-BB79E

Submitting Merchant Bank (If applicable)	:	
Submitting Secretarial Firm Name (If applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

*Type : ● Announcement ○ Reply to query

*Subject :

Acquisition of a new subsidiary - Sime Darby Catering Services Sdn Bhd . (Announcement pursuant to Chapter 9.19 (23) of the Listing Requirements)

* Contents :-

Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly-owned subsidiary, Solarvest Sdn Bhd, has today acquired 2 ordinary shares of RM1.00 each in Sime Darby Catering Services Sdn Bhd ("SD Catering") representing the entire issued and paid-up share capital of SD Catering, for a total cash consideration of RM2.00.

SD Catering was incorporated on 15 February 2007. The Company is currently dormant and its intended principal activity is to undertake food catering business for the Sime Darby Group.

The investment in SD Catering is not expected to have a material effect on the earnings and net assets of the Sime Darby Group for the year ending 30 June 2007. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said acquisition.

This announcement is dated 21 March 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by S DARBY on 21/03/2007 06:45:50 PM
Reference No SD-070315-49140

Submitting Merchant Bank (If applicable)	:	
Submitting Secretarial Firm Name (If applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of director

* Name	:	Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid
* Address	:	c/o Sime Darby Berhad, 21st Floor, Wisma Sime Darby, Jalan Raja Laut, 50350 Kuala Lumpur
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each in Sime Darby Berhad

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 20/03/2007	* 70,000	5.410
Acquired	20/03/2007	70,000	5.280

Circumstances by reason of which change has occurred	:	Acquisition of shares through the exercise of options pursuant to the Sime Darby Employees' Share Option Scheme
Nature of interest	:	Direct
Consideration (if any)	:	70,000 shares @ RM5.41 per share 70,000 shares @ RM5.28 per share
Total no of securities after change	:	
Direct (units)	:	248,000
Direct (%)	:	0.01
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Date of notice	:	20/03/2007

Remarks :
Following the exercise of the above options, Dato' Ahmad Zubair bin Haji Murshid has still a balance of options over 54,000 unissued shares in Sime Darby Berhad, granted on 28.05.2004 at RM5.47 per share.

Form Version 2.0

General Announcement

Submitted by S DARBY on 27/03/2007 05:41:07 PM
Reference No SD-070326-8F5E8

Submitting Merchant Bank (If applicable)	:	
Submitting Secretarial Firm Name (If applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

*Type : ● Announcement ○ Reply to query

*Subject :

Acquisition of a new subsidiary - Sime Darby Overseas (HK) Limited (Announcement pursuant to Chapter 9.19 (23) of the Listing Requirements)

* Contents :-

Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly-owned subsidiary, Sime Darby Hong Kong Limited, has today acquired 2 ordinary shares of HKD1.00 each representing the entire issued and paid-up share capital of Sime Darby Overseas (HK) Limited ("SD Overseas"), for cash at par.

SD Overseas was incorporated in Hong Kong on 21 March 2007. Its principal activity will be investment holding.

The investment in SD Overseas is not expected to have a material effect on the earnings and net assets of the Sime Darby Group for the year ending 30 June 2007. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said investment.

This announcement is dated 27 March 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by S DARBY on 28/03/2007 05:34:18 PM
Reference No SD-070313-59898

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

Disposal of SimeLease (Malaysia) Sdn. Bhd.
(Announcement pursuant to Chapter 9.19 (45) of the Listing Requirements)

* Contents :-

Further to the announcements dated 20 December 2006 and 7 February 2007, Sime Darby Berhad ("Sime Darby") wishes to announce that it has today received a notification from BMW Holding B.V. ("BMW") that it had obtained the relevant approval from Bank Negara Malaysia in relation to the disposal of SimeLease (Malaysia) Sdn Bhd by SD Holdings Berhad ("SDHB") and Sime Darby Nominees Sendirian Berhad ("SDNSB") to BMW.

As such, all conditions precedent set out in the Share Sale Agreement dated 20 December 2006 ("SSA") between SDHB, SDNSB and BMW have been fulfilled. Pursuant to the SSA, completion of the said disposal is expected to take place within 14 business days from today.

This announcement is dated 28 March 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by S DARBY on 29/03/2007 05:24:03 PM
Reference No SD-070329-34F8A

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

*Type : ● Announcement ○ Reply to query

*Subject :

**Incorporation of a new subsidiary - OCI Management Pty Ltd
(Announcement pursuant to Chapter 9.19 (23) of the Listing Requirements)**

* Contents :-

Sime Darby Berhad ("Sime Darby") wishes to announce that a new subsidiary, OCI Management Pty Ltd ("OCIM"), was incorporated in Australia on 28 March 2007 to undertake the provision of security and landcare services. The entire issued and paid-up share capital of OCIM comprising 2 ordinary shares of AU$1.00 each is held by Oyster Cove International Pty Ltd ("Oyster Cove"), effectively a subsidiary of Sime Darby.

Oyster Cove is a 70%-owned subsidiary of Sime Darby Brunsfield Australia Pty Ltd, which is in turn a wholly-owned subsidiary of Sime Darby Brunsfield Holding Sdn Bhd, a 60%-owned subsidiary of Sime Darby.

The investment in OCIM is not expected to have a material effect on the earnings or net assets of the Sime Darby Group for the year ending 30 June 2007. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said investment.

This announcement is dated 29 March 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by S DARBY on 29/03/2007 05:24:01 PM
Reference No SD-070306-B7860

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

*Type : ● Announcement ○ Reply to query

*Subject :

Acquisition of a new subsidiary - Sime Darby Brunsfield Project Management Sdn. Bhd. (Announcement pursuant to Chapter 9.19 (23) of the Listing Requirements)

* Contents :-

Sime Darby Berhad ("Sime Darby") wishes to announce that its 60%-owned subsidiary, Sime Darby Brunsfield Holding Sdn Bhd (formerly known as Sime Darby Brunsfield Development Sdn Bhd), had on 28 March 2007 acquired 2 ordinary shares of RM1.00 each in Sime Darby Brunsfield Project Management Sdn Bhd ("SDBPM") representing the entire issued and paid-up share capital of SDBPM, for a total cash consideration of RM2.00.

SDBPM was incorporated on 1 March 2007. The Company is currently dormant and its intended principal activity is to undertake project management services.

The investment in SDBPM is not expected to have a material effect on the earnings and net assets of the Sime Darby Group for the year ending 30 June 2007. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said acquisition.

This announcement is dated 29 March 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

END